Exhibit (a)(16)
Credit Suisse Remarks
Good morning. Thank you for your interest in PotashCorp.
This is a good time to be telling our story. Market fundamentals for the fertilizer industry are improving rapidly, which gives us a great opportunity to demonstrate the strengths of our company and create value for our shareholders.
Before we begin, I will remind you that our presentation includes forward-looking information and that a number of factors could cause actual results to differ from this information.
While the global recession had short-term impacts on our business, it did not derail the trends that drive increased demand for our potash, phosphate and nitrogen products.
We’ll begin with a look at the long-term factors that continue to create growth potential for our company.
The first driver is global population growth. In 1970, there were fewer than 4 billion people on the planet. Today, there are almost 7 billion. Every year, the total grows by an average of 75 million people.
Notably, the majority of this population growth is happening in China, India and other developing nations.
The second driver is economic growth in many of these same emerging nations.
Over the next several years, China’s GDP is expected to grow by more than 9 percent per year, while India and other Asian countries are expected to grow at more than 7 percent annually.

This is a powerful development as these countries represent almost 60 percent of the world’s population.
For most people in developing countries, the first priority when they have more money is to improve their diet.
For the first time in history, a majority of the world’s population is in the process of attaining a greater ability to purchase higher-quality food.
You can see that as incomes grow in developing nations, so does the average daily caloric intake. In countries with lower per-capita GDP, the jump is significant.
As more substantial economic growth takes hold, people don’t just want more food; they want better food.
The challenge for farmers is to produce more high-quality — and high-nutrient — foods including meat, fruits, and vegetables.
While population growth and higher incomes are recognized drivers of food demand, each has a different impact on the global food story.
Population growth leads to greater demand for staple crops such as rice and wheat. In simple terms, more people need more basic food.
When you add economic strength, the pressure on the global food supply intensifies.
Instead of simple starches, people want protein and a more diversified diet. They want fruits, vegetables, meat, eggs and fish. The impact on the demand for these products is substantial. Over the past 40 years, fruit and vegetable consumption more than tripled.

Similar to food demand, the trendline for fertilizer consumption followed a strong and steady upward path in the 15 years before the economic downturn took hold in 2008.
The growth rate averaged almost 2.5 percent over that period — which is not a coincidence; it is basic crop science.
During this period, the growth rate for potash consumption was even higher — averaging over 3 percent per year.
Potash has historically been under-applied compared to the other nutrients and farmers in many developing regions have only recently started to address the long-term under-application of this nutrient.
In 2009, the economic downturn led many farmers to cut applications — a short-term reaction that has longer-term implications. While some North American farmers have more flexibility because of nutrients stored in their soils, most developing regions are still trying to address historical deficiencies — especially in potash.
The lack of applications, along with poor growing conditions in many regions, contributed to substandard production this crop year.
To improve yields, farmers must remain committed to proper application levels — and we expect nutrient consumption to return to its well-established long-term trend line to protect the productivity of the soil.
In addition to the long-term trends, market conditions are showing significant improvement in 2010 — and we believe this will fuel the short- and medium-term prospects for our company.
The challenge of meeting growing global food demand is highlighted in the global stocks-to-use numbers.

Despite strong production the previous two years, the global grain stocks-to-use ratio remains well below the 25-year average.
Even through the economic downturn, grain demand did not soften — so there is real pressure on production and stocks levels.
Keeping pace with strong demand requires record production every year — but most people who follows agriculture knows that is not realistic to expect.
This year, a severe drought in Russia and production issues in other key growing regions have further tightened global stocks.
You can see from the chart on the right that the situation has continued to tighten throughout the growing season as these production issues became more severe.
The combination of strong demand and production issues has had a predictable impact on agriculture commodity prices, with most key global crops well above their 10-year averages.
This was the case back in May, but as the year has progressed these prices have increased further.
Coffee is now more than double its 10-year average — and sugar and palm oil are 70 percent above the average.
Prices for corn, soybeans and wheat — key North American crops — are around 40 percent above the 10-year average.
This is creating a very positive environment for farmers and we believe a strong incentive to maximize crop production.

Higher crop commodity prices typically lead to higher food prices — which is when most people start to pay attention.
Food inflation was a big story in 2007 and 2008, but appeared to fade into the background during the economic downturn. But that didn’t mean the drivers of food inflation changed.
With food prices rising, this issue is returning to the forefront. The FAO’s food inflation index rose 5 percent month-over-month in August and the meat price index was at its highest level since 1990.
This past Friday, the USDA increased the projected US corn farm price for the 2010/11 crop year by $0.60 per bushel to $4.40 per bushel, based on the expectation that US corn stocks-to-use will decline to the lowest level since 1995.
With this price assumption, US corn farmers are expected to generate record returns this year, which we believe will lead to strong applications starting with the fall planting season.
The undeniable realities of crop science and the strength behind agricultural economics have led most markets to re-engage in 2010, leading to momentum in potash shipments building through the year.
The expectation is China which started slowly, in part because of severe weather conditions, but it has been buying in recent months. We expect it to re-engage at a more significant level in 2011.
Demand remains strong in Brazil, as it approaches its primary planting season this fall, while India and Southeast Asian countries continue to purchase from global suppliers on a consistent basis.

We view 2010 as the front end of a new period of growth, which we expect will continue as all markets return to trend-line demand in 2011.
The strengthening of demand — on the heels of summer maintenance shutdowns — is expected to significantly tighten producer supplies through the third quarter of 2010.
Depending on how aggressively fertilizer dealers and farmers move on fall purchases, we anticipate inventories could approach historical lows this quarter.
Historically, those inventories will trend up slightly in the fourth quarter as producers prepare for the spring push.
Producers in North America and the Former Soviet Union account for more than two-thirds of the world’s operating capability.
As potash shipments increase, there are only a limited number of producing regions and suppliers to fill the gap.
Based on public reports, the number could get even smaller due to the possible consolidation of ownership among Russian potash producers, and potentially a consolidation of marketing activities as well.
When market fundamentals turn like they have recently, you start to hear considerable “noise” about capacity additions — most of it generated by people who are not currently in the potash business.
When evaluating the supply outlook, it is important to start from the right base.
If you think back to 2007, the industry operated full out and produced about 55 million tonnes.

Since then, only limited new capacity has come online — most of it through our expansions in Saskatchewan.
Based on what the industry produced in 2007 and what’s been added since then, we estimate the current global operational capability to be between 58-60 million tonnes.
Over the next five years, approximately 12 million metric tonnes of additional global capability will be added — with PotashCorp responsible for more than half of the global total.
Even with all announced brownfield projects coming on stream, we believe the market fundamentals are in place for a tight market.
Historically, potash demand has had an average annual growth rate of approximately 3.5 percent.
Following the unprecedented decline in demand that occurred in 2009, there is a hole that needs to be filled.
Given the current realities of food demand and nutrient deficiencies in soils, we believe demand growth could increase to the higher end of our forecast range.
Based on the probable brownfield projects — that is, ones that are approved and reported to be under construction, which are included in the blue bars — we believe the industry will be pushed to keep pace with demand over the next several years.
Even including projects that are considered possible, we believe potash supply will remain balanced to tight.

Another subtlety that should be considered is that the majority of new operational capability expected to come online in the next five years is from Canadian producers — and that PotashCorp has historically produced to meet market demand.
We believe our expansions will be well timed to meet market demand.
When you overlay the various factors that shape our business — namely agriculture market fundamentals and projected industry operating rates — you get a sense of the opportunity we see in the years ahead.
The graph on the left shows the global crop price index. With the exception of 2009, it has followed a strong upward trend.
This environment has driven the demand for potash, leading to higher industry operating rates, and ultimately higher prices for potash.
Last week, PotashCorp announced a $50 per short ton — or $55 per metric tonne — increase in the domestic market, which we anticipate will begin to take hold by the fourth quarter.
Canpotex is also moving ahead with higher prices in the spot markets of Brazil and Southeast Asia.
With the continued strength of crop commodities and high operating rates, we anticipate additional price improvements in 2011.
This improving environment plays to the strengths of our company — which is why we believe PotashCorp has unmatched potential to generate significant shareholder value in the coming months and years.

For many years, our growth plan was built around our “Potash First” strategy — as we have five-way leverage in this nutrient, which provides a powerful multiplier to our earnings potential.
This starts with price appreciation and volume increases, which are expected to have the greatest impact relative to our earnings.
As production and sales volumes increase, we also lower our production costs and royalties on a per-tonne basis.
Often overlooked is the final point of leverage — the importance of our offshore investments. These global potash players benefit from higher prices and volumes as well — increasing their contribution to our company’s earnings and the value of our investment.
Our opportunity begins with our ability — and our commitment — to increase our potash operational capability.
As potash demand continues to strengthen, we expect to be able to demonstrate the value of our investment in brownfield potash expansions in Saskatchewan and New Brunswick.
The projects already completed have increased our operational capability since 2005 by just over 3 million tonnes — and, significantly, at a relatively low cost on a per-tonne basis.
We are continuing with our larger-scale projects that will add another 7 million tonnes.
The projects still in progress carry higher per-tonne capital costs — which reflects the reality of new capacity additions.

The “low-hanging fruit” has been picked — and new capacity being constructed in the world today is expected to require a higher per-tonne capital investment than those over the past decade.
Greenfield is a different proposition with even greater challenges — and much higher costs and risk.
First, it requires access to a good deposit — and the best known ore bodies that are large enough and easy to access are already in production in Saskatchewan. Acquiring a suitable deposit could cost up to $1.0 billion, based on recent global transactions.
When you have a deposit, you have to build a mine and mill — another expensive and long-term undertaking. The estimated cost inside the plant gates is CDN $2.8 billion.
Then you need infrastructure — roads, links to rail, rail cars, utilities and other support systems — that can cost between $0.6-$1.2 billion. Add it up — and the cost is estimated to be $3.5-$5 billion to build a 2-million-tonne greenfield mine in Saskatchewan.
By leveraging past investments, we estimate an existing producer could be on the low to mid end of this range, while a new participant would likely be higher up on the scale.
This makes existing operating capability — and lower-cost brownfield projects — very valuable.
We believe our brownfield expansions provide a significant competitive advantage.
We have added capacity that can deliver a return on investment — even at today’s potash prices.
While current prices are not sufficient to justify a greenfield investment, we expect this dynamic to change over time.

It takes a long time to develop a greenfield project — close to a decade from the drawing board to full production. As operating rates continue to be pushed and the need for greenfield approaches, we believe potash prices will have to increase to support an investment decision.
We estimate that prices need to reach $600 to $700 per tonne, on an F.O.B. mine basis — or roughly double today’s levels — to justify a greenfield investment.
These drivers are expected to provide a significant growth opportunity for PotashCorp — in the years ahead.
PotashCorp is the world’s largest potash producer — and our expansion projects should enable us to build our leadership position in this nutrient.
As you can see, we currently have greater operational capability than any other producer — and over the next five years we expect to grow to 23 percent of the world’s capability. This will increase our exposure to the significant volume growth we believe is ahead and put us in the best position to benefit from it.
We also expect to benefit as our offshore investments in other potash producers around the world that have similar exposure to growing potash demand.
In this anticipated environment of strong crop prices and grower profitability, we believe we can also benefit from volume expansion.
Our long-term commitment to brownfield expansions presents new value creation potential in the years ahead.
In 2005, we had the operational capability to produce about 9 million tonnes of potash on an annual basis.

This year, our total operational capability is just over 11 million tonnes.
By 2015, we expect to have the operational capability to produce more than 17 million tonnes — approximately double the level we had in 2005.
While many companies slowed their expansion efforts during the economic downturn, we viewed this period as an opportunity to expand our position in this vital nutrient.
This year, we expect our sales volumes to be between 7.5-7.8 million tonnes. While that is less than our operational capability, we have the flexibility to ramp up production quickly as demand grows.
Additionally, we have already spent approximately 40 percent of the capital required to complete our remaining expansion projects. These projects will provide us with additional volume leverage in the years ahead.
Beyond benefiting from higher price and volume, we gain additional leverage on our cash operating costs as volumes rise — as each increase in production reduces our per-tonne cost.
As we bring on new capacity, we expect to have limited incremental fixed costs and expect to gain other operational efficiencies.
While this graph is not a forecast — as we have not built in adjustments for inflation, foreign exchange impacts or changes to royalty payments (which are impacted by changes in potash price) — it does illustrate the positive impact of higher volumes on our per-tonne operating costs.
In a similar way, higher production reduces our provincial mining tax on a per-tonne basis.

First, we can deduct the capital expenditures for our new capacity against our current provincial potash tax liabilities — an immediate benefit to our bottom line and a significant advantage over new entrants.
Since our tax liabilities are capped at 5.7 million tonnes, we gain additional benefit as sales volumes increase.
As our projects are completed and capital expenditures decline, our tax rates are expected to rise. This, however, is expected to be partially offset by the anticipated increase in volumes.
Over the years, we have made strategic investments in other global potash producers — giving us insight into key markets and providing additional exposure to the global growth in potash demand.
Like PotashCorp, the companies we invested in are pursuing growth opportunities — and you can see how APC in Jordan, ICL in Israel and SQM in Chile are working to increase their capacity in the years ahead.
We also own 22 percent of Sinofert Holdings Ltd. in China, which imports and distributes 50-60 percent of the potash in that country.
We believe, given the expected demand growth in all major offshore markets, these investments will increase their contribution to our earnings — and their value — over time.
Aside from the strategic value, you can also see the substantial financial gain we have already made since our initial investments in each of these companies, as their market value far exceeds our initial acquisition cost.

Our investments in these four companies are now worth $8.5 billion, or approximately $28 per PotashCorp share — a value that we believe is often overlooked when valuing our company.
While potash is our core nutrient and the one with the most significant earnings potential, we also have world-class nitrogen and phosphate operations that contribute significantly to our performance.
Like in potash, we built our asset base in nitrogen and phosphate to carve out unique competitive advantages over other players in those nutrients.
In nitrogen, we have more lower-cost ammonia capacity than any producer in the Western Hemisphere. This is a product of our large, low-cost facility in Trinidad, where we benefit from long-term, lower-cost natural gas contracts.
In phosphate, we have significant permitted reserves at Aurora, North Carolina, and White Springs, Florida. Our advantage in phosphate is our higher-quality ore at Aurora, which allows us to economically produce fertilizer, feed and industrial products. We use this diversity to direct our production to the areas that offer less volatility and the greatest returns over time.
While the dynamics of each business is unique, these nutrients are also benefiting from the same improving agricultural conditions that are driving potash — and we are seeing higher prices as near-term fundamentals tighten.
The bottom line is that we believe our growth potential — fuelled by our potash leverage and the strength of our other nutrients — is very powerful over the next few years.
The best illustration is the potential impact on EBITDA.

I will remind you that this is not a forecast, but you can see that each incremental increase in potash pricing or volumes can move our EBITDA another step higher.
While we believe our growth potential is significant in 2011 based on our expected operational capability, it is most pronounced as we move towards completion of our expansion projects.
As the additional capacity from those projects comes on stream, we expect to see even greater EBITDA on increased volumes and higher margins.
As strong as our performance has been over the past several years, we believe it is our potential that makes PotashCorp an attractive opportunity.
We intend to continue to move forward with our strategies to deliver strong performance and shareholder value.
Thank you for your time. We have a small window of opportunity to address for questions, but ask that you keep the discussion on our operations or our strategies rather than a potential transaction.
Q&A
FROM THE FLOOR: Wayne, I’ll just kick it off. If you could talk about, you know, the current event environment in North America, you know, what are farmers and your customers telling you? Are they comfortable with stocking up and preparing for the fall application season compared to the cautious behaviour we saw last spring?
MR. BROWNLEE: Well, you know, I would say that the anecdotal information that we are getting back through our customer base in the corn belt is that, first of all, they’re probably going to have record income this year, both from the combination of the grain prices that they’ve got and from government funding that they get, so it will surpass levels that they’ve had previously.

So I would expect that they are in a very optimistic mood in terms of their outlook. They’re going to be able to get the crop off early this year because it was in the ground early, and it matured quickly, and so they’re going to have lots of time to replant for the fall season, and that is showing up with a fair bit of enthusiasm and exuberance that we’re seeing through our daily network.
FROM THE FLOOR: Could you just touch on any evidence that their recent price increase is sticking? I know it’s early, but —
MR. BROWNLEE: We are seeing product move, both domestically and in the offshore market at improved prices within the price list, but it’s still early in the game in terms of the volume, but we are seeing it.
FROM THE FLOOR: Wayne, with regard to your sales to China and India, you’ve talked about wanting to move away from annual contracts and more to a spot basic and quarterly type of sales to those regions. Is that something that you still intend to do, and have you begun negotiations for the 2011 year?
MR. BROWNLEE: There have been negotiations this week develop, as I understand it, between the Russians and the Chinese and also between Canpotex and the Chinese, so they are, once again, reviewing that. You may have situations where you have annual contracts, but they have quarterly pricing, there may be some kind of a hybrid or mix. I think it really depends on, once again, each party’s perception of what the market is doing and what the relative momentum is in the marketplace, but generally speaking, Canpotex has not changed its long-term view of the desirability to move to more of a spot-based pricing on a longer-term basis.
FROM THE FLOOR: Another question on Canpotex specifically can you talk about, you know, the Canpotex structure, how it impacts production and sales and how does an eventual expiration of a tolling agreement with Mosaic as well as your capacity expansions impact the Canpotex structure?

MR. BROWNLEE: Well, the Canpotex structure will actually remain the same. Each producer has a one-third equity interest, so each producer has equivalent vote in making decisions on volume and pricing decisions, and historically those decisions have always been consensus-based. The allocation of the product is basically done by formula, and the formula reflects the existing capacity that each producer brings to the table. And as each producer depends and brings on stream new capacity, they actually have to do a six-month run to demonstrate the capacity, and that tonnage is audited by an external auditing firm, and then that number goes into the new capacity for each company, and then the allocation changes pro rata based on that.
FACILITATOR: Are there any other questions?
FROM THE FLOOR: Would you mind talking a little bit about how the Russians have behaved historically in this industry? And I guess my question is twofold.
FROM THE FLOOR: Maybe this is the second part of the question that will keep you out of jail, but do they tend to behave in a separate manner, or do they act in a very similar way, and have the Russians in the sort of long-term history that you’ve observed — have they ever tried to hold this market ransom, I guess I’m thinking, in a similar way to how they have in the log market?
MR. BROWNLEE: Well, I think that I would make a couple of comments, and just, first of all, to put it into context because some people ask us about why the price of potash was so flat for such a long period of time, and the truth is that with the breakup of the former Soviet Union, there was about 13 million tonnes that was being consumed domestically in Russia and in the former Soviet Union area, eastern Europe, and consumption dropped basically to a 100,000 tonnes. So all that consumption dropped off the table, so their only opportunity was to start moving that tonnage into the offshore markets, and it basically took us from about 1993, which was the worst — the biggest part of the drop, to 2004 before we started — got to the point where those extra tonnes had been absorbed into the marketplace, and there finally became an opportunity for pricing increases.
And then I would say this, and I’m making sure I’m careful about what I say, but over that period of time, there was a change in the ownership. They became not run by the State, but they became known by various Oligarchs in some form. With management teams that didn’t have a long-term experience in the business, not to be negative in any way, but there was a bit of a maturing process, I think, that had to occur in that process.
I think that as they were getting to the point of running full out, then the other side of the equation in terms of how you make more money, you know, became more obvious, and that was on pricing. And so we certainly saw, you know, ambitions on pricing from their side start to change and to ramp up. We probably got into a period of time in 2008 where there was some overkill to the extent that the farmers really became disengaged with the price of potash. When I say the industry, I’m not meaning an inclusive sense, by the way, but whether the industry has learned some lessons, T here is a reasonable limit for what potash prices can be, but you’ve got to maintain ongoing farmer engagement on a sustainable basis.
And I think that it’s still too early to sort of see how that’s going, given that the fundamentals — we think — are really in place of mirroring what happened in 2007 and 2008 right now, so I think that, you know, our view is we think that a high volatility in pricing is not in the interest of anybody, and a more sustained ongoing price would be in everybody’s interest. I can’t really tell you what their current views are obviously because I’m not aware.
FACILITATOR: Are there any other questions? Okay. Thank you very much, Wayne.
MR. BROWNLEE: Thanks, everybody.

Important Information
This transcript is neither an offer to purchase nor the solicitation of an offer to sell any securities. On August 23, 2010, PotashCorp filed a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) with respect to the offer to purchase commenced by BHP Billiton Development 2 (Canada) Limited, a wholly-owned subsidiary of BHP Billiton Plc. Investors and security holders of PotashCorp are urged to read the solicitation/recommendation statement and any other relevant documents filed with the SEC, which contain important information.
Investors and security holders may obtain a free copy of the solicitation/recommendation statement and other documents that PotashCorp files with the SEC through the website maintained by the SEC at www.sec.gov and through the website maintained by PotashCorp at www.potashcorp.com. In addition, the solicitation/recommendation statement and other documents filed by PotashCorp with the SEC may be obtained from PotashCorp free of charge by directing a request to Potash Corporation of Saskatchewan Inc., 122 – 1st Avenue South, Suite 500, Saskatoon, Saskatchewan, Canada S7K 7G3, (306) 933-8500.